# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Prelude Therapeutics Inc, CIK 0001678660
CUSIP: 74065P101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 175 Innovation Boulevard, Wilmington, Delaware (DE), 19805
Date of event which requires filing of this statement: 06/12/2025
Amends the filing with accession number 0001104659-20-110491
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,269,968; shared voting power 0; sole dispositive power 10,269,968; shared dispositive power 0; aggregate amount beneficially owned 10,269,968 (23.5% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,269,968; shared voting power 0; sole dispositive power 10,269,968; shared dispositive power 0; aggregate amount beneficially owned 10,269,968 (23.5% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 10,269,968; shared voting power 0; sole dispositive power 10,269,968; shared dispositive power 0; aggregate amount beneficially owned 10,269,968 (23.5% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 10,269,968; shared voting power 0; sole dispositive power 10,269,968; shared dispositive power 0; aggregate amount beneficially owned 10,269,968 (23.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Prelude Therapeutics Inc
Address of issuer's principal executive offices: 175 Innovation Boulevard, Wilmington, Delaware (DE), 19805
Comment:
This Amendment No. 4 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The Reporting Persons may in the ordinary course of business hold securities in margin accounts maintained for the Funds with prime brokers, which extend margin credit as and when required, subject to applicable margin regulations, stock exchange rules and such firms' credit policies. Positions in securities may be pledged as collateral security for the repayment of debit balances in such accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 3 and in Item 6 below is incorporated herein by reference.

Effective on June 12, 2025, Dr. Paul C. Scherer, an employee of the Adviser, was elected to the board of directors of the Issuer (the "Board") as a Class III director. Dr. Scherer was also appointed by the Board to serve on the Board's Compensation Committee and the Governance Committee effective as of June 12, 2025. Julian C. Baker, a managing member of the Adviser GP, no longer serves on the Board as he did not stand for re-election.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of common stock of the Issuer ("Common Stock") or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, conversion of some or all of the Non-Voting Common Stock (defined in Item 5), exercise of some of all of the Prefunded Warrants (defined in Item 5), exercise of some or all of the Stock Options (defined in Item 5), or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 4 is incorporated by reference herein.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 43,610,222 shares of Common Stock outstanding as of April 16, 2025 as reported in the Issuer's Proxy filed with the Securities and Exchange Commission ("SEC") on April 29, 2025 plus 5,188 shares of Common Stock directly held by the Adviser from Exercised Stock Options (as defined in Item 5), 41,500 non-qualified options exercisable for Common Stock ("Stock Options") received by Dr. Kelvin Neu, a former employee of the Adviser, as compensation for past service on the board of directors of the Issuer (the "Board") and 104,644 Stock Options received by Julian C. Baker as compensation for past service on the Board. Set forth below in Exhibit 99.1 is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of non-voting common stock of the Issuer convertible on a 1-for-1 basis at any time at the election of the holder into shares of Common Stock ("Non-Voting Common Stock") subject to beneficial ownership limitations as described below and exercise of prefunded warrants of the Issuer on a 1-for-1 basis to purchase Common Stock at an exercise price of $0.0001 per warrant ("Prefunded Warrants") subject to the Maximum Percentage (as defined below).
Number of shares as to which each person has sole or shared power to vote or dispose:
The direct holdings of the Funds are detailed in Exhibit 99.1.

The shares of Non-Voting Common Stock are only convertible to the extent that after giving effect to such conversion the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders, would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, no more than 9.99% of the outstanding shares of Common Stock (the "Beneficial Ownership Limitation"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%. Any such change will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon conversion of the Non-Voting Common Stock by the above holders may change depending upon changes in the number of outstanding shares of Common Stock. The Non-Voting Common Stock is not currently convertible due to the effect of the Beneficial Ownership Limitation.

The Prefunded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders, would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, no more than 4.99% of the outstanding shares of Common Stock (the "Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded Warrants by the above holders may change depending upon changes in the number of outstanding shares of Common Stock. The Prefunded Warrants are not currently exercisable due to the effect of the Maximum Percentage.

On June 12, 2025, Dr. Scherer was granted 76,000 Stock Options in connection with his service on the Board, exercisable at $1.04 per share, vesting on the earlier of the first anniversary of the grant date or the date of the next annual meeting of stockholders of the Issuer, subject to Dr. Scherer's continued service on the Board, expiring June 11, 2035.

The Adviser has voting and investment power over the Common Stock, Stock Options, Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Dr. Scherer received as directors' compensation and received from the exercise of Stock Options by Julian C. Baker and Dr. Neu received as directors compensation for their previous service on the Board. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Common Stock, Stock Options, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options received by Dr. Scherer received as director's compensation.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker holds 104,644 Stock Options, as compensation for his previous service on the Board, all of which are vested within 60 days hereof. Julian C. Baker holds 23,344 Stock Options with an exercise price of $31.02 per share and an expiration date of June 17, 2031, 34,300 Stock Options with an exercise price of $4.74 expiring on June 16, 2032, 23,500 Stock Options with an exercise price of $5.56 per share and an expiration date of June 15, 2033 and 23,500 Stock Options with an exercise price of $3.90 per share and an expiration date of June 13, 2034. Julian C. Baker previously served, and Dr. Scherer currently serves, on the Board, each as a representative of the Funds. Vesting of the Stock Options held by Julian C. Baker is subject to Dr. Scherer's continuing service on the Board on each vesting date.

Dr. Kelvin M. Neu, a former full-time employee of the Adviser, holds 41,500 Stock Options, as compensation for his previous service on the Board, of which 41,500 are vested within 60 days hereof. The Stock Options held by Dr. Neu are exercisable at $12.85 per share and expire on September 1, 2030. Dr. Neu previously served, and Dr. Scherer currently serves, on the Board, each as a representative of the Funds. Vesting of the Stock Options held by Dr. Neu is subject to Dr. Scherer's continuing service on the Board on each vesting date.

The Adviser holds 5,188 shares of Common Stock of the Issuer, as a result of the exercise of 5,188 of the Stock Options (the "Exercised Stock Options") previously held directly by Dr. Neu. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Exercised Stock Options. Dr. Neu, as a former full-time employee of the Adviser and former director of the Issuer, entered into a Nominee Agreement (the "Nominee Agreement") with the Adviser on January 23, 2021. Pursuant to the Nominee Agreement, Dr. Neu agreed that, with respect to the Stock Options, the Exercised Stock Options and the Common Stock received as a result of the exercise of the Exercised Stock Options, the Adviser will have dispositive power as well as the ability to control the timing of exercise of the Exercised Stock Options and that any proceeds from the sale of the Common Stock will be remitted to the Adviser net of brokerage commissions consistent with the policies of the Adviser for current employees. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Exercised Stock Options or the Common Stock.
Transactions in the class effected during the past sixty days: (c) Except as disclosed herein the Reporting Persons or their affiliates have not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Holding by the Funds in Securities of the Issuer

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, By: Baker Bros. Advisors (GP) LLC, its general partner, Scott L. Lessing/ President (06/13/2025)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (06/13/2025)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (06/13/2025)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (06/13/2025)